SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 May, 2006

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Statement 15 th May, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 May, 2006                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

For immediate release
14 May 2006

                Cambridge Antibody Technology Group plc ("CAT")

                     Statement regarding press speculation

The Directors of CAT have noted today's press speculation. The company confirms that it is currently in discussions with AstraZeneca PLC which may or may not lead to an offer for the company.

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, CAT
confirms that it has 53,195,485 ordinary shares of 10p each in issue (including those represented by American Depositary Shares) ("CAT Shares").

The ISIN reference number for the CAT Shares is GB0001662252 and for the
American Depositary Shares of CAT is US1321481079.

Each American Depositary Share of CAT represents one CAT Share.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the
"Code"), if any person is, or becomes, "interested" (directly or indirectly) in
1% or more of any class of "relevant securities" of Cambridge Antibody
Technology Group plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or it otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of
Cambridge Antibody Technology Group plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Cambridge Antibody Technology Group plc by Cambridge Antibody
Technology Group plc or by AstraZenca PLC, or by any of their respective
"associates", must be disclosed by no later than 12.00 noon (London time) on the
London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Additional Information

No offer has commenced and this press announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. If an offer is commenced a tender offer statement and related documents containing important information about the offer would be filed with the U.S. Securities and Exchange
Commission (the "SEC") and investors should read any such tender offer statement and the related documents that would be filed with the SEC before making any investment decisions regarding any such offer. Once filed these documents would be available at no charge on the SEC's website at www.sec.gov.